December 3, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Barbara C. Jacobs
         Assistant Director

Re: Hotel Outsource Management International, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 24, 2008
File No. 000-153677

Dear Ms. Jacobs:

We are in receipt of your letter dated December 2, 2008 and wish to respond as follows:

Risk Factors, Page 18

1.
We have clarified that the estimated cost of $20,000 - $30,000 includes the testing of the effectiveness of disclosure controls and procedures and internal controls over financial reporting, and that we can not estimate the costs of remediating any future material weaknesses until such weaknesses are discovered.

Directors and Executive Officers, Page 40

2.	We have revised disclosure to indicate that Mr. Cohen currently serves as a director.

Financial Statements

3.	The consolidated statement of cash flows for the period ended September 30, 2007 on Page F-6 has been revised to include the same amounts disclosed in our November 17, 2008 filing.

United States Securities and Exchange Commission
December 3, 2008
Page

Exhibit 5.1 Opinion of Schonfeld & Weinstein, L.L.P.

4.	Schonfeld & Weinstein's legal opinion has been amended and no longer assumes facts that are easily ascertainable.

Thank you for your attention to this matter.

Very truly yours,

/s/ Andrea I. Weinstein

Andrea I. Weinstein

AIW: lr